Exhibit 99.1

1 © All rights reserved Kornit Digital 2016 Enabling the supply chain revolution of the printed textiles market January 2018

2 © All rights reserved Kornit Digital 2016 DISCLAIMER • This presentation contains forward - looking statements within the meaning of U.S. Securities laws. All statements other than statements of historical fact contained in this presentation are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved. You should read the Company’s prospectus from its initial public offering, including the Risk Factors set forth therein completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we undertake no obligation to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation. • In addition to U.S. GAAP financials, this presentation includes certain non - GAAP financial measures. These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP. • This presentation contains statistical data that we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified this statistical data. • Kornit, Kornit Digital, the K logo, NeoPigment are trademarks of Kornit Digital Ltd. All other trademarks are the property of their respective owners and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.

© All rights reserved Kornit Digital 2016 3 INVESTMENT HIGHLIGHTS Large, High Growth Addressable Market Leader in DTG Digital Printing Enabling Textile Market Transition to an Online Business Model Disruptive Proprietary Solutions: Technology, Ink, Services and Software Significant Opportunities for Continued Growth Attractive, Recurring Razor/Razor Blade Revenue Business Model With Increasing Operating Leverage x x x x x

© All rights reserved Kornit Digital 2016 4 Polluting Labor intensive Energy and water consuming Antiquated technology Long lead times Inefficient supply chain

© All rights reserved Kornit Digital 2016 5 KEY CONSUMER TRENDS DRIVING INDUSTRY CHANGE Immediate Gratification Personal Expression Influence Through Social Media Consumer Preference Apparel retailers increasingly leveraging the online channel U.S. Amazon Prime customers willing to pay more to receive products faster – as of September 2017 74 % of consumers influenced by social media in online shopping behavior in 2017 Sources: Consumer Intelligence Research Partners, PricewaterhouseCoopers, Internet Retailer. 2 x 90 MILLION Consumers increasingly seeking the ability to customize or personalize products 30 % online Apparel U.S Online Sales

MOVING TO DIGITAL IS THE ONLY WAY TO GO

Digital Textile Printing

- Simple setup
- No setup cost
- Infinite design flexibility
- No minimum order quantity
- Eco-friendly




Analogue Textile Printing

- Complex setup
- Costly setup
- Limited design flexibility
- Large batch manufacturing
- High pollution






% of Market at Each Run Length
Future Market
Prior Market
TAM
SAM
Run Length # of units
10
24
72
100
500
10,000
100,000

Source: Kornit analysis and estimates.

© All rights reserved Kornit Digital 2016

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7 © All rights reserved Kornit Digital 2016 7 DIGITAL PRINTING IS ENABLING THE ONLINE REVOLUTION Faster Time to Market Reduces Fixed Cost Element Infinite Design Flexibility Reduces Inventory Self - Fulfillment Hybrid Printers Third Party Fulfillment Centers Global Fulfillment Network

© All rights reserved Kornit Digital 2016 8 2017 : THE YEAR OF RETAIL BANKRUPTCIES Source: Credit Suisse, S&P Global Market Intelligence, THE WALL STREET JOURNAL 0 1 2 3 4 5 6 7 8 General Electronics Specialty Apparel Closing Time Retail bankruptcies in 2017 , by category 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% 0% 5% 10% 15% 20% 25% 30% 35 % Online penetration rate Online growth rate Discount/off - price Retail Grocery Luxury/Affordable Luxury Dept Stores Mid - Tier Retail Broadlines & Hardlines Apparel & Footwear Brands Comparison of Online Sales Penetration and Growth:

9 © All rights reserved Kornit Digital 2016 9 HUGE MARKET IN EARLY TRANSFORMATION $ 1.1 T+ Textile (1) $ 165 B+ Printed Textile (1) 15 % based on printed fabrics 5 % digital penetration $ 8 - 10 B Digitally Printed (2) $ 1.2 B Digital Textile Printing (3) (1) Source: InfoTrends. (2) Estimated based on digital production penetration (adjusted to market prices). (3) M arket value , b ased on PIRA 2016 report (EURUSD 1.04 used for FX conversion). $ 2.5 B

10 © All rights reserved Kornit Digital 2016 10 A NEW SUPPLY CHAIN IS DEVELOPING DEMAND AND SUPPLY SUPPLY AND DEMAND

11 © All rights reserved Kornit Digital 2016 But… printing on textile is challenging Fabric Variety Dark & Light Dyes Wear (Fastness) Stretchable Media Uneven Surfaces Costly Absorptive Media Feel (Hand)

12 © All rights reserved Kornit Digital 2016 OUR PROPRIETARY PROCESS Source: Company analysis and estimates. Process Steps for Competitive Digital DTG Solutions – 5 Steps Process Steps for Kornit

13 © All rights reserved Kornit Digital 2016 OUR PROPRIETARY R 2 R PRINTING PROCESS Source: Company analysis and estimates. Conventional digital textile printing process: 5 steps Kornit Digital printing process – single step, multiple fabric types

OUR COMPREHENSIVE END-TO-END SOLUTIONS

ENTRY LEVEL

Kornit Breeze



ONLINE DTG

Kornit Storm Platform



Kornit Avalanche Platform



FAST RETAIL

Kornit Vulcan



ON DEMAND TEXTILE

Kornit Allegro



INKS AND CONSUMABLES

NeoPigment™



- Patented integrated pretreatment process
- DTG ink system
- R2R ink system
- Discharge digital ink
- Fluorescent set
- Recirculation ink system

SOFTWARE



- QuickP Production 6.0
- QuickP Designer 2.0
- QuickP Plus 2.0

VALUE-ADDED SERVICES

- Customer Support
- Warranty, maintenance and upgrades
- Application Development
- Training

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© All rights reserved Kornit Digital 2016

Kornit Digital bonding matters

15 © All rights reserved Kornit Digital 2016 15 GROWTH STRATEGY Increase Sales to Existing Customers Acquire New High Volume Customers Capitalize on Growth in Our Targeted Markets Extend Our SAM by Continuing to Enhance Our Solutions Extend Our Leadership Position Through Ongoing Investment in R&D, Acquisitions and Strategic Partnerships x x x x x E Enabling a Revolution in the Printed Textiles Market

16 © All rights reserved Kornit Digital 2016 16 FOCUS ON HIGH VOLUME CUSTOMERS IS PAYING OFF • Kornit selected to support Amazon’s Merch program • Monetization tool for developers that enables the sale of personalized graphic merchandise • Agreement to purchase systems, ink and services • Multiple systems installed in two facilities • Granted Amazon warrants to acquire 2.9 Million of ordinary shares as a function of Amazon’s $ 150 million purchased products and services over a five year period. • Second site permitting issue delayed H 2 / 17 ramp up Expanding On - Demand Production for Personalized Garment Decoration

17 © All rights reserved Kornit Digital 2016 17 ALLEGRO ENABLING ON - DEMAND TEXTILE PRINTING Web to Print • 4 Allegro systems • 3 shifts, 7 days/week Wholesale Home Furniture Manufacturer • Shipping to customers that order through retailers Baby Bedding Manufacturer • Customized baby beddings produced on demand • Started with 1 Allegro system in 2015 , added a second system in 2016

18 © All rights reserved Kornit Digital 2016 FAST FASHION IS MOVING ONLINE This business is all about reducing response time. In fashion, stock is like food. It goes bad quickly José María Castellano, former CEO and Deputy Chairman of the Inditex Group “Fast Fashion: Quantifying The Benefits”. Warren Hausmann , 2010 . “ “

EXPANDING OUR ADDRESSABLE MARKET BY LOWERING CPP

Demand for Smaller Batches + Digital Solutions that Lower CPP at Longer Runs = SAM Expansion for Kornit



Cost Per Print (CPP) $
Kornit Storm
Kornit Avalanche
Kornit Vulcan
New Product Lowers CPP
Digital
Analogue
TAM
SAM
% of Market at Each Run Length
Future Market
Prior Market
Run Length # of units
10
24
72
100
500
10,000
100,000
Market Shifting to Smaller Batch Sizes

Source: Kornit Analysis and estimates.

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© All rights reserved Kornit Digital 2016

PROFITABILITY breakthrough for Digital & Screen printers KORNIT DIGITAL HD TECHNOLOGY

21 All rights reserved Kornit Digital 2016 © COSTING: SCREEN VS. HD $/UNIT $0.00 $1.00 $2.00 $3.00 $4.00 $5.00 $6.00 $7.00 24 72 120 168 216 264 312 360 408 456 504 552 600 Two color print Four color print Six color print Eight color print Kornit HD Technology ( 45 cent Cost of Ink) Cost of unit includes system amortization, Labor, operating expenses and consumables

22 All rights reserved Kornit Digital 2016 © SCREEN VS. DIGITAL: 3 COLOR JOB ORDER Screen printing Kornit HD Technology 1 - N copies $ 1 per Unit ( 25 c - 45 c cost of ink per print) 200 copies $ 1.5 per unit 72 copies $ 2.5 per unit 24 copies $ 4.5 per unit

© All rights reserved Kornit Digital 2016 23 • Attractive business model contributes to significant revenue growth with substantial recurring revenues • Investment in research & development and sales & marketing to support growth • Attractive long - term model • Financial flexibility driven by debt - free balance sheet, minimal working capital & capex and a long - term favorable tax position • High , expanding gross margins

24 © All rights reserved Kornit Digital 2016 HISTORICAL REVENUES ANALYSIS Annual Revenues ($ millions) Quarterly Revenues ($ millions) Components of business model $ 49.4 $ 66.4 $ 86.6 $ 110.7 2013 2014 2015 2016 57% 61% 62% 61% 43% 39% 38% 39% 0% 50% 100% 2013 2014 2015 2016 %Systems & Service %Ink & Consumables 13.3 15.7 18.5 18.9 17.6 21.3 22.2 25.5 21.8 24.0 30.9 34.0 28.0 30.0 28.6 30.5 0 5 10 15 20 25 30 35 40 Q1 Q2 Q3 Q4 2014 2015 2016 2017 (Q4 Mid Guid.)

25 © All rights reserved Kornit Digital 2016 43.6% 44.3% 47.8% 49.3% 2013 2014 2015 2016 Non - GAAP Gross Margin ~ 570 Bps Improvement Looking Forward: 5 key drivers for Gross Margin Expansion Continued transition to high throughput systems Higher ink consumption Turning value - added services into a profitable business Significant additions of software features & functionality Continuous reduction of COGS GROSS MARGIN PERFORMANCE

26 © All rights reserved Kornit Digital 2016 GROSS MARGIN KPI’S ASP (Average Selling Price) Service Contract coverage vs. installed base Revenue from Recurring Customers Scale of Installed Base Driving Higher per System Ink Consumption (Avalanche 1000 ) ICPS (2) 0 - Low / 5 - High Represents a Kornit customer. 0.0 1.0 2.0 3.0 4.0 5.0 0 2 4 6 8 10 12

27 © All rights reserved Kornit Digital 2016 SEPTEMBER QUARTER FINANCIAL RESULTS • Quarterly non GAAP revenues of $ 28.6 million VS. $ 30.9 in prior year, - 4.7 % YoY decrease. • Quarterly non - GAAP gross margins of 52.3%, Increase from 49.1 % from the previous quarter and increase from 49.2 % in Q 3 2016 . • NON - GAAP Operating income of $ 1.7 M for the quarter, a decrease from $ 2.7 M in prior quarter and decrease from $ 3.85 M in Q 3 2016 • NON - GAAP net income of $ 1.4 M for the quarter, or $ 0.05 per diluted share.

28 © All rights reserved Kornit Digital 2016 Q 4 ’ 2017 GUIDANCE • Expected revenues between $ 29 million to $ 32 million • Non GAAP Operating income expected to be between 5 % to 9 % of revenues • End of quarter share count expected to be approximately 35.2 million

29 © All rights reserved Kornit Digital 2016 INVESTMENT HIGHLIGHTS Large, High Growth Addressable Market Leader in DTG Digital Printing Enabling Textile Market Transition to an Online Business Model Disruptive Proprietary Solutions: Technology, Ink, Services and Software Significant Opportunities for Continued Growth Attractive, Recurring Razor/Razor Blade Revenue Business Model With Increasing Operating Leverage x x x x x

30 © All rights reserved Kornit Digital 2016 THANK YOU